UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

HAMPSHIRE GROUP, LIMITED
(Name of Issuer)
Common Stock, $0.10 par value
(Title of Class of Securities)
408859106
(CUSIP Number)

Lisa Brinkley Invesco Ltd. 1555 Peachtree Street, N.E., Suite 1800 Atlanta, Georgia 30309 Tel. No.: (404) 479-2926
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 24, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

11	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Invesco Ltd. – IRS # 908557567 Invesco Trimark Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Invesco Ltd. – Bermuda Invesco Trimark Ltd. – Canada (Ontario)
NUMBER OF	7	SOLE VOTING POWER Invesco Trimark Ltd. – 1,087,224
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER Invesco Trimark Ltd. – 1,087,224
WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,087,224
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.87%*
14	TYPE OF REPORTING PERSON HC, IA

*	Calculated based on 5,469,165 shares outstanding as of October 31, 2009, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 26, 2009.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, $0.10 par value per share (the “Shares”), of Hampshire Group, Limited, a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 114 West 41st Street, New York, New York 10036.

Item 2.	Identity and Background

The persons filing this statement are Invesco Ltd., a Bermuda corporation, and Invesco Trimark Ltd., an Ontario corporation.  The principal business address of Invesco Ltd. is 1555 Peachtree Street N.E., Atlanta, Georgia  30309.  The principal business address of Invesco Trimark Ltd. is 120 Bloor Street East, Toronto, Ontario M4W 1B7.  Invesco Ltd. is the parent company of Invesco Trimark Ltd.

Each of Invesco Ltd. and Invesco Trimark Ltd. is primarily engaged in the business of managing investment assets.  This statement on Schedule 13D is being filed by Invesco Ltd. (“Invesco”), a Bermuda Company, on behalf of itself and its subsidiary, Invesco Trimark Ltd.  Invesco through its various subsidiaries provides investment management services to institutional and individual investors worldwide.

Executive officers and directors of Invesco or its subsidiaries may beneficially own Shares of the Issuer, and such Shares are not reported in this statement.  Invesco and its subsidiaries disclaim beneficial ownership of Shares beneficially owned by any of their executive officers and directors.  Each of Invesco’s direct and indirect subsidiaries also disclaim beneficial ownership of Shares beneficially owned by Invesco and any other subsidiary.

Neither Invesco nor Invesco Trimark Ltd., nor any director, executive officer, general partner or controlling person of either of them has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Invesco Trimark Ltd.’s purchases of the Issuer’s Shares were funded based on subscription proceeds derived from new investors in investment funds managed by Invesco Trimark Ltd. and/or the proceeds generated from the disposition of other securities held by those funds for investment purposes.

Item 4.	Purpose of Transaction

Invesco Trimark Ltd. initially acquired Shares because it believed that the Shares represented an attractive investment opportunity.  Invesco Trimark Ltd. has been a passive investor in the Issuer.  Invesco Trimark Ltd. continually reviews its investment in the Issuer and other entities in which it has invested.  As part of that review, Invesco Trimark Ltd. recently became aware of the formation of a group by Peter W. Woodworth, Joyce Woodworth, Loubani L.P. and Mohammed Loubani (the “Woodworth/Loubani Group”) and an effort by the Woodworth/Loubani Group to, among other things, solicit written consents from holders of a majority of the outstanding voting stock of the Issuer to adopt resolutions that would:  (1) remove each member of the Issuer’s current board of directors, except for Peter H. Woodworth and Richard A. Mandell; and (2)  elect four new directors (collectively, the “Woodworth/Loubani Group Proposals”).  (See Schedule 13D filed by the Woodworth/Loubani Group on December 16, 2009.)  As part of its general interest in proposals that may assist the Issuer in realizing its value, Invesco Trimark

Ltd. has reviewed the merits of the Woodworth/Loubani Group Proposals.  Based on the facts available to it as of the date of this filing, it is the current intent of Invesco Trimark Ltd. to support the Woodworth/Loubani Group Proposals.

Invesco Trimark Ltd. intends to review its investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position, results and strategic direction, price levels of the Shares, conditions in the securities markets and general economic and industry conditions, Invesco Trimark Ltd. may, from time to time and at any time, in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including, but not limited to, supporting the Woodworth/Loubani Group Proposals, entering into financial instruments or other agreements which increase or decrease its economic exposure with respect to its investment in the Issuer, and/or selling some or all of its holdings in the Issuer.  Invesco Trimark Ltd. and Invesco Ltd. do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D, except as set forth herein.

Item 5.	Interest in Securities of the Issuer

Invesco Trimark Ltd. owns 1,087,224 Shares of the Issuer, representing 19.87% of the Issuer’s outstanding common shares as of October 31, 2009, based upon the Form 10-Q filed by the Issuer on November 5, 2009.  Invesco Trimark Ltd. has sole power to vote those Shares and sole power to dispose of those Shares.  Invesco Trimark Ltd. has not effected any transactions in the Shares during the past sixty days.  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, those Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Neither Invesco Ltd. nor Invesco Trimark Ltd. has any contracts, arrangements, understandings or relationships (legal or otherwise) between themselves or between themselves and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Materials to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 24, 2009

INVESCO LTD.

By:	/s/ Lisa Brinkley
Name: Lisa Brinkley
Title: Global Assurance Officer

INVESCO TRIMARK LTD.

By:	/s/ Wayne Bolton
Name: Wayne Bolton
Title: Vice President Compliance and
Chief Compliance Officer